                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2004
                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ................. to ...................

                         Commission file number 1-13926

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                          DIAMOND OFFSHORE 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           DIAMOND OFFSHORE DRILLING, INC.
           15415 KATY FREEWAY
           HOUSTON, TEXAS  77094

                              REQUIRED INFORMATION


Item 4.

         The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2004 (attached)


Exhibits

23.1            Consent of Deloitte & Touche LLP

                   AUDITED FINANCIAL STATEMENTS AND SCHEDULES

                          DIAMOND OFFSHORE 401(k) PLAN


                     Years ended December 31, 2004 and 2003,
             Supplemental Schedule for Year ended December 31, 2004
           and Report of Independent Registered Public Accounting Firm

                          DIAMOND OFFSHORE 401(K) PLAN

                   Audited Financial Statements and Schedules

                     Years ended December 31, 2004 and 2003



                                    CONTENTS



Report of Independent Registered Public Accounting Firm..........................................  1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2004 and 2003......................  2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
          December 31, 2004 and 2003.............................................................  3

Notes to Financial Statements....................................................................  4

Supplemental Schedule for the Year Ended December 31, 2004:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...................................  8


Note: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


PARTICIPANTS AND ADMINISTRATIVE COMMITTEE
DIAMOND OFFSHORE 401(K) PLAN
HOUSTON, TEXAS


We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP
Houston, Texas
June 28, 2005

                          DIAMOND OFFSHORE 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                 DECEMBER 31,
                                                                      -----------------------------------
                                                                            2004               2003
                                                                      ----------------   ----------------
INVESTMENTS AT FAIR VALUE:
      Mutual funds..................................................  $  136,697,643     $  117,127,131
      Diamond Offshore Drilling, Inc. common stock fund.............       6,083,624          3,087,262
      Loans to participants.........................................       8,057,237          7,083,403
                                                                      --------------     --------------
                Total investments...................................     150,838,504        127,297,796

CONTRIBUTIONS RECEIVABLE:
      Employee......................................................         794,431            604,818
      Employer......................................................         675,537            514,788
                                                                      --------------     --------------
                Total contributions receivable......................       1,469,968          1,119,606
                                                                      --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS.................................    $  152,308,472     $  128,417,402
                                                                      ==============     ==============


                       SEE NOTES TO FINANCIAL STATEMENTS.

                          DIAMOND OFFSHORE 401(K) PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                   YEARS ENDED DECEMBER 31,
                                                                ------------------------------
                                                                   2004                2003
                                                                ------------       -----------

ADDITIONS:
Investment income:
  Dividends and interest.....................................   $  4,071,602       $  3,205,778
  Net appreciation in fair value of investments..............      9,937,432         15,697,844
                                                                ------------       ------------
        Total investment income..............................     14,009,034         18,903,622

CONTRIBUTIONS:
  Employee...................................................     10,147,141          9,804,560
  Employer...................................................      6,980,651          7,014,385
  Rollover...................................................        114,819             75,137
                                                                ------------       ------------
        Total contributions..................................     17,242,611         16,894,082
                                                                ------------       ------------
        Total additions......................................     31,251,645         35,797,704
                                                                ------------       ------------

DEDUCTIONS:
  Benefit payments...........................................     (7,321,029)        (6,684,315)
  Administrative expenses and other .........................        (39,546)           (33,886)
                                                                ------------       ------------
        Total deductions.....................................     (7,360,575)        (6,718,201)
                                                                ------------       ------------

INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS...............................................     23,891,070         29,079,503

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period........................................    128,417,402         99,337,899
                                                                ------------       ------------
  End of period..............................................   $152,308,472       $128,417,402
                                                                ============       =============


                       SEE NOTES TO FINANCIAL STATEMENTS.

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN

         The Diamond Offshore 401(k) Plan, the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as "we," "us" or "our," is the Plan's sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.

         ADMINISTRATION - The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan's trustee.

         PARTICIPANTS - Employees of the Participating Employers become participants of the Plan after the lapse of one year from their original hire date without regard to continuous service.

         CONTRIBUTIONS - We make a profit sharing contribution equal to 3.75% of each eligible employee's qualified yearly earnings. The Participating Employers also make matching contributions equal to 25% for every percent the employee contributes on a before-tax basis up to a maximum of 6%. Matching contributions to the plan are invested based on the participant's investment election. If a participant fails to make a designation, his or her profit sharing contribution shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement. Each participant may make voluntary before-tax contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to federally mandated limitations of $13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant's before-tax contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax maximums. The maximums for these catch-up contributions for the years ended December 31, 2004 and 2003 were $3,000 and $2,000, respectively. The catch-up contribution is not subject to employer match.

         INVESTMENT FUNDS - The Plan is intended to be a plan described in
Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity Managed Income Portfolio II, which is a common/commingled trust fund and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the Stock Fund. Investment elections to the Stock Fund are limited to no more than 25% of a participants' total election.

         Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Stock Fund. Effective January 1, 2004, any transfers that would cause the value of the Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the Stock Fund are not affected by the 25% limitation.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the Participating Employers' and the participant's contributions, as well as an allocation of the Plan's earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.

         VESTING - Each participant has, at all times, a fully vested and nonforfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers. Prior to January 1, 1999, matching contributions made by the Participating Employers to participant accounts were vested 100% after five years of service.

         FORFEITURES - Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce the Participating Employers contributions to the Plan. No forfeitures were utilized to reduce matching contributions for the year ended December 31, 2004. For the year ended December 31, 2003, $10,731 was utilized to reduce matching contributions. For the years ended December 31, 2004 and 2003, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were not significant.

         LOANS - Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:

                  -        one-half of the vested value of the account or

                  -        $50,000.

Such loans bear interest of prime + 1.0%, with varying maturity dates, typically not exceeding five years. Interest rates on participant loans ranged from 5% to 10.5% for the year ended December 31, 2004.

         DISTRIBUTIONS - Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent a participant's accounts are invested in Diamond Offshore's common stock, the participant may elect payment of whole shares of such stock with any balance paid in cash.

         PLAN AMENDMENTS - The Plan was amended effective January 1, 2003 to include Diamond Offshore Services Limited as a participating employer and to comply with the new Internal Revenue Service, or IRS, minimum distribution requirements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net assets value. Fair value for the Stock Fund is determined by using the last recorded sales price of Diamond Offshore common stock. The recorded value of the common/commingled trust fund is at contract value, which approximates fair value. Loans are valued at cost which approximates market value.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. The net appreciation in fair value of investment securities consists of the net change in unrealized appreciation in fair value and realized gains upon the sale of investments, which are determined using the fair values of the investment securities as of the beginning of the year or the purchase price if acquired since that date.

PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

         EXPENSES - We pay certain administrative expenses of the Plan, as provided in the plan document.

         USE OF ESTIMATES - Financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. We are required to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan's income and expenses during the reporting period. Actual results could differ from these estimates.

         RISKS AND UNCERTAINTIES - The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably likely that changes in the values of investment securities will occur in the near term.

3.  INVESTMENTS

         The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2004 and 2003:

        DESCRIPTION OF INVESTMENT                            2004               2003
        -------------------------                        ------------       ------------
        Fidelity Managed Income Portfolio II*            $ 43,819,887       $ 39,081,725
        Fidelity Equity Income Fund*                       18,189,749         16,879,858
        Fidelity Dividend Growth Fund*                     12,987,236         13,064,474
        Fidelity Growth Company Fund*                      20,060,823         19,341,123
        Loans to participants*                              8,057,237          7,083,403

        * Party-in-interest

         During the year ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


                                                            2004                2003
                                                        ------------        ------------
        Mutual Funds                                     $ 7,010,426        $ 15,810,339
        Common Stock                                       2,927,006            (112,495)
                                                        ------------        ------------

        Net appreciation of investments                 $  9,937,432        $ 15,697,844
                                                        ============        ============

4.  PLAN TERMINATION

         Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to us in the event of the Plan's termination.

5.  FEDERAL INCOME TAXES

         The Plan obtained a favorable tax determination letter from the IRS dated October 15, 2002 covering amendments through September 28, 2001. Although the Plan has been amended since that date, it is the opinion of the Plan's administrative committee that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.

6.  PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions.

                          DIAMOND OFFSHORE 401(K) PLAN

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2004

(A)      (B)  IDENTITY OF ISSUE                        (C)  DESCRIPTION OF INVESTMENT                 (D) COST       (E) CURRENT
                                                                                                                         VALUE
 *      Fidelity Mid-Cap Stock Fund                   Mutual Fund                                        (1)          $ 2,988,059
 *      Fidelity Managed Income Portfolio II          Common/Commingled Trust Fund                       (1)           43,819,887
        PIMCO Total Return Fund                       Mutual Fund                                        (1)            4,946,756
        Managers Special Equity Fund                  Mutual Fund                                        (1)              959,666
        Templeton Growth Fund - Class A               Mutual Fund                                        (1)              657,237
 *      Fidelity Equity Income Fund                   Mutual Fund                                        (1)           18,189,749
        Spartan U.S. Equity Index Fund                Mutual Fund                                        (1)            4,306,600
 *      Fidelity Dividend Growth Fund                 Mutual Fund                                        (1)           12,987,236
        American Funds - Euro-Pacific Growth Fund -   Mutual Fund
        Class A                                                                                          (1)            7,065,274
        American Funds - American Growth Fund -       Mutual Fund
        Class R4                                                                                         (1)              223,933
        American Aadvantage                           Mutual Fund                                        (1)            1,125,435
        Lord Abbett Mid-Cap Value Fund - Class P      Mutual Fund                                        (1)            1,497,896
 *      Fidelity Growth Company Fund                  Mutual Fund                                        (1)           20,060,823
 *      Fidelity Low-Priced Stock Fund                Mutual Fund                                        (1)            5,678,806
 *      Fidelity Freedom Income Fund                  Mutual Fund                                        (1)               99,327
 *      Fidelity Freedom 2000 Fund                    Mutual Fund                                        (1)               90,565
 *      Fidelity Freedom 2005 Fund                    Mutual Fund                                        (1)               25,541
 *      Fidelity Freedom 2010 Fund                    Mutual Fund                                        (1)            1,125,491
 *      Fidelity Freedom 2015 Fund                    Mutual Fund                                        (1)              815,816
 *      Fidelity Freedom 2020 Fund                    Mutual Fund                                        (1)            5,549,779
 *      Fidelity Freedom 2025 Fund                    Mutual Fund                                        (1)              121,605
 *      Fidelity Freedom 2030 Fund                    Mutual Fund                                        (1)            1,511,480
 *      Fidelity Freedom 2035 Fund                    Mutual Fund                                        (1)              167,991
 *      Fidelity Freedom 2040 Fund                    Mutual Fund                                        (1)            1,199,210
        Dodge & Cox Stock Fund                        Mutual Fund                                        (1)            1,483,481
 *      Diamond Offshore Drilling, Inc.               Common Stock, par value $0.01                      (1)            6,083,624
 *      Loans to participants                         Loans to participants, bearing interest of
                                                      prime + 1.0%, with varying maturity dates,
                                                      typically not exceeding five years                                8,057,237
                                                                                                                    -------------

        TOTAL                                                                                                       $ 150,838,504
                                                                                                                    =============

        * Party in interest

        (1) Cost information has been omitted because all investments are participant - directed.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan, has caused this annual report to be signed on its behalf by the undersigned.

                                       DIAMOND OFFSHORE 401(k) PLAN

Date: June 29, 2005

                                       By:    /s/ Robert L. Charles
                                              ---------------------------------
                                       Name:  Robert L. Charles
                                       Title: Administrative Committee Member

                                  EXHIBIT INDEX


Exhibit No.                               Description
-----------                               -----------
  23.1*                Consent of Independent Registered Public Accounting Firm


         * Filed herewith.